MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

02 JUL 18 AM 9:12

15 July 2002

02042708

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15 July 2002, the Company filed with the Register of Companies House form 88(2)'s. Also on the 12 July 2002, MyTravel Group plc purchased in the market £20,000,000 nominal amount of its 5.75% subordinated Convertible Bonds due 2004.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Very truly yours,

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-020701

RNS Number:5956Y
MyTravel Group PLC
15 July 2002

15 July 2002

MyTravel Group plc

Purchase of Subordinated Convertible Bonds

The Board of MyTravel Group plc announces that, on 12 July 2002, it purchased in the market £20,000,000 nominal amount of its 5.75% subordinated convertible bonds due 2004. These securities will be cancelled.

This purchase, when aggregated with purchases made in September 2000 and March 2002 takes the total amount of the 5.75% subordinated convertible bonds of MyTravel Group plc purchased back by the Company to an aggregate nominal value of £70,000,000.

Following these repurchases and cancellations there remain in issue an aggregate nominal value of £229,994,000 of the 5.75% subordinated convertible bonds due 2004.

ENDS:

Enquiries:

Helen Stevenson Bulloch 0161 232 6418

Head of Group Corporate Communications and Media

END
POSILFFDDVIFLIF

Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	639		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.46		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 742748

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited	Class of shares allotted £0.10 ORDINARY	Number allotted 639
Address Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England		
UK postcode M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed Gregory A Mehan Date 7/7/2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester, Tel 0161 232 6586
DX number DX exchange

Blueprint 2000 Company Secretary

Blueprint 2000
Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,198		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.46		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 742748

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Airtours Quest Trustee Limited	Class of shares allotted: £0.10 ORDINARY	Number allotted: 1,198
Address: Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England		
UK postcode: M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed: [signature] Date: 9/7/2002.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester, Tel 0161 232 6586
DX number DX exchange